November 13, 2019

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corporation
1177 Avenue of the Americas, Fl 40
New York, NY 10036

       Re: Amplitude Healthcare Acquisition Corporation
           Form S-1 filed October 25, 2019
           Amendment No. 1 to Form S-1 filed November 6, 2019
           Amendment No. 2 to Form S-1 filed November 8, 2019
           File No. 333-234324

Dear Mr. Venkataraman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern
       District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or
 Bala Venkataraman
Amplitude Healthcare Acquisition Corporation
November 13, 2019
Page 2
         Exchange Act. If the provision applies to actions arising under the Securities Act or
         Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameBala Venkataraman                  Sincerely,
Comapany NameAmplitude Healthcare Acquisition Corporation
                                                     Division of Corporation
Finance
November 13, 2019 Page 2                             Office of Trade & Services
FirstName LastName